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                    STATE MUTUAL LIFE ASSURANCE COMPANY OF AMERICA

                               Worcester, Massachusetts

                                     ************

The following is taken from the minutes of a regular meeting of the Board of Directors of State Mutual Life Assurance Company of America held on August 20, 1991, a quorum present:

       "On motion duly made and seconded, it was:

       "Voted:

"1. That pursuant to the provisions of Section 132G of Massachusetts General Laws, Chapter 175, appropriate officers of the Company are authorized to establish from time to time and to maintain individual customer and pooled separate accounts independent of the Company's general investment account. Such separate accounts shall be in addition to those previously authorized by the Board and shall be established and maintained subject to the following:

       "(a) Separate accounts may be established from time to time in order to provide equity or other investment choices to certain contract holders of the Company who elect to participate therein.

       "(b) Contract holders who elect to participate shall be issued group or individual annuity contracts or other policies or contracts ("contracts"), which contracts (other than contracts described in paragraph (c) below) shall provide that benefits or contractual payments shall vary, in whole or in part, so as to reflect the investment results of the separate account or accounts in which amounts received in connection with such contract have been placed.

       "(c) In addition to contracts described in paragraph (b), separate account contracts may provide that benefits shall be payable in fixed amounts and that contract values shall be guaranteed by the Company as to principal amount or such separate account contracts may provide a guarantee by the Company of principal and a stated rate of interest.

       "(d) The Company may, with respect to any separate account it establishes and registers with the Securities and Exchange Commission, provide to contract holders with interests in any such separate account appropriate voting rights with respect to the management of such separate account and the investment of assets therein.

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       "(e)    As is the case with respect to all separate accounts previously established by the Company, the portion of the assets of each separate account established by the Company equal to the separate account reserves and other contract liabilities shall not be chargeable with liabilities arising out of any other business the Company may conduct.

       "(f) The establishment of a separate account shall be reported to the Board or Executive Committee.

"2. That appropriate officers of the Company are authorized to determine investment objectives and appropriate underwriting criteria, investment management policies and other requirements necessary or desirable for the operation and management of the Company's separate accounts.

"3. That appropriate officers of the Company are authorized to initially fund separate accounts established by the Company on such basis as they deem appropriate, with the amounts and sources of such funding to be reported to the Company's Investment Committee.

"4. That appropriate officers of the Company are authorized to contract with an independent investment manager to manage one or more of the Company's separate accounts directly, or indirectly through agreement with a Company affiliate or subsidiary, or in any other manner they determine to be appropriate."



A true copy, attest:                         /s/ Elaine D. Marcoux
                                             ---------------------
                                             Assistant Secretary